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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                       NAVISTAR INTERNATIONAL CORPORATION
                                (Name of Issuer)


                          Common Stock, par value $.10
                         (Title of Class of Securities)


                                    63934E108
                                 (CUSIP Number)

                               John S. D'Alimonte
                            Willkie Farr & Gallagher
                               One Citicorp Center
                            New York, New York 10022
                                 (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 2, 1998
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





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SCHEDULE 13D

CUSIP No.

1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Navistar  International   Transportation  Corp.  Retiree  Supplemental
          Benefit Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a[ ] b[ ] 3. SEC USE ONLY

4.   SOURCE OF FUNDS*
         OO

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                          [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           ---------------------

                    7.   SOLE VOTING POWER

                         19,894,103

                    8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY             0
 OWNED BY
REPORTING           9.   SOLE DISPOSITIVE POWER
  PERSON
   WITH                  19,894,103

                   10.   SHARED DISPOSITIVE POWER

                         0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          19,894,103

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.8%

14.  TYPE OF REPORTING PERSON*

          EP




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Item 1. Security and Issuer

                  This statement on Schedule 13D (this "Statement") relates to shares of Common Stock, par value $.10 per share ("Common Stock"), of Navistar International Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 455 North Cityfront Plaza, Chicago, Illinois 60611. This Statement is being filed by the Reporting Person (as defined below) to report an event, the result of which may cause the Reporting Person to be deemed to be the beneficial owner of in excess of 5% of the outstanding Common Stock.

Item 2.  Identity and Background
                  This Statement is being filed on behalf of the Navistar International Transportation Corp. Retiree Supplemental Benefit Trust (the "Trust" or the "Reporting Person"), a trust established by the Issuer in 1993 in order to implement and carry out the terms of a settlement agreement (the "Settlement Agreement") and for the purpose of funding certain retiree and health benefits pursuant to the Navistar International Transportation Corp. Retiree Supplemental Benefit Program (the "Program"). The members of the Navistar International Transportation Corp. Retiree Supplemental Benefit Program Committee (the "Supplemental Benefit Committee") established to administer the Program are set forth on Annex A to this Statement. Each of the members of the Settlement Benefit Committee disclaim beneficial ownership (within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise) of the securities deemed to be beneficially owned by the Reporting Person. The address of the principal business and principal office of the Reporting Person and the Supplemental Benefit Committee is c/o Wells Fargo, N.A., Trustee, 201 3rd Street, San Francisco, California 94163.

                  During the past five years, to the best knowledge of the Reporting Person, none of the members of the Supplemental Benefit Committee has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which such person has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  In July 1993, the Issuer restructured its postretirement healthcare and life insurance benefits pursuant to the Settlement Agreement, which resolved litigation between the Issuer and a class of its employees, retirees and collective bargaining organizations. The Settlement Agreement required,


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among  other  things,  that the Issuer  establish  the Trust for the  purpose of funding certain retiree healthcare benefits under the Program. On July 1, 1993, the Issuer contributed 25,641,545 shares of Class B Common Stock, par value $.10 per share ("Class B Stock"), to the Trust in satisfaction of its obligation under the Settlement Agreement. On the date of this Statement, the Trust holds 19,894,103 shares of Class B Stock. Pursuant to the terms of the Issuer's Certificate of Incorporation, on the "Event Date," which in the absence of an event of default will be July 1, 1998, all outstanding Class B Stock will convert into Common Stock.

Item 4.  Purpose of Transaction

                  The Trust presently intends to seek to sell up to all of its shares of Class B Stock pursuant to a Registration Statement on Form S-3 (the "Registration Statement") filed by the Issuer with the Securities and Exchange Commission on May 11, 1998. Upon completion of the offering contemplated thereby (the "Offering"), no shares of Class B Stock will remain outstanding and the Trust will hold no shares of Class B Stock or Common Stock. In the event the number of shares to be sold pursuant to the Offering is reduced, all remaining shares of Class B Stock will automatically convert into Common Stock on a share for share basis on July 1, 1998.

                  The Settlement Agreement provides that the Trust currently has the exclusive and special right to elect two persons to serve as directors of the Issuer. The right to elect the directors of the Issuer results from the Trust's holding of one share of Nonconvertible Junior Preference Stock, Series A (the "Series A Preference Stock"). As the holder of the Series A Preference Stock, the Trust is entitled to elect two members of the Issuer's Board of Directors at any time when the Trust holds at least 20% of the outstanding Common Stock (including Class B Stock) and one member of the Issuer's Board of Directors at any time when the Trust holds at least 10% of the outstanding Common Stock (including Class B Stock). The Series A Preference Stock contains certain transitional provisions concerning the timing of directors going on and off the Board when the holdings of the Trust are within a 1% range of the 20% and 10% thresholds described above. The Series A Preference Stock is not transferable by the Trust, does not have any voting rights other than as described above or as required by law, does not have the right to receive dividends or distributions and is redeemable for a nominal price upon the earlier of (a) the passage of 12 consecutive calendar months in which the Trust holds less than 5% of the outstanding Common Stock (including the Class B Stock) and (b) the date on which the Issuer is entitled to cease its profit sharing contributions to the Trust.

               Upon completion of the Offering (assuming that the Trust does not own at least 9% of the Common Stock) the two




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directors  currently  serving on the Issuer's  Board of Directors  (the "Board")
will be deemed to have resigned.

                  Except as described above, none of the Reporting Person and, to the best of such Reporting Person's knowledge, any of the other individuals identified in response to Item 2, has any current plans or proposals which relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D under the Exchange Act. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer

                  (a) On the date of this Statement, the aggregate number of shares of Common Stock of which the Reporting Person may be deemed to be a beneficial owner is 19,894,103, representing approximately 28.8% of the Common Stock outstanding (assuming conversion of all the Class B Stock into Common Stock). The foregoing percentage is calculated based upon the 49,116,183 shares of Common Stock stated to be issued and outstanding at April 30, 1998, as set forth in the Registration Statement.

                  (b) To the knowledge of the Reporting Person, the power to direct the disposition of the shares of the Class B Stock is held by the Supplemental Benefit Committee.

                  (c) There have been no transactions with respect to the Common Stock or the Class B Stock by the Reporting Person, or to the knowledge of the Reporting Person, the Supplemental Benefit Committee or any person listed in Annex A hereto, during the preceding sixty days.

                  (d) No person other than the Supplemental Benefit Committee on behalf of the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Class B Stock reported herein.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                  The Trust intends to dispose up to all of its shares of Class B Stock pursuant to the Registration Statement.




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Item 7.  Material to be Filed as Exhibits

         None



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                                    SIGNATURE

                  After reasonable inquiry and to best knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

May 12, 1998

                     NAVISTAR INTERNATIONAL TRANSPORTATION CORP. RETIREE SUPPLEMENTAL BENEFIT TRUST

                     By:  NAVISTAR INTERNATIONAL
                             TRANSPORTATION CORP.
                             RETIREE SUPPLEMENTAL
                             BENEFIT PROGRAM COMMITTEE



                       By: /s/ David Hirschland
                          -------------------------------
                              Name:  David Hirschland
                              Title:  Secretary





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                                     ANNEX A


                  The following contains a list of all of the persons who serve as members of the Supplemental Benefit Committee that administers the Program:



Douglas Hunter
41114 Fort Hill Road
Willamina, Oregon  97396


William Craig
250 Lakeshore
Brooklyn, Michigan 49230


David Hirschland
8000 East Jefferson
Detroit, Michigan  48124


Jack McCaskey
2 Falsan Place
Hot Springs Village, Arkansas 71909


Arthur Shy
621 North John Daly
Dearborn, Michigan 48127








Each of the above-listed persons is a United States citizen.




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